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                              July 1, 2021

       Harold W. Andrews, Jr.
       Chief Financial Officer
       Sabra Health Care REIT, Inc.
       18500 Von Karman Avenue, Suite 550
       Irvine, CA 92612

                                                        Re: Sabra Health Care
REIT, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2020
                                                            Filed February 22,
2021
                                                            File No. 001-34950
                                                            Form 8-K
                                                            Filed May 5, 2021
                                                            File No. 001-34950

       Dear Mr. Andrews:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed May 5, 2021

       Exhibit 99.1
       Same-Store Senior Housing - Managed Occupancy and NOI Margins, page 2

   1. We note your presentation of "Cash NOI Margin" and "Cash NOI Margin, excluding
                                                        COVID-19 pandemic
expenses and grant income" for your wholly-owned portfolio
                                                        and the Enlivant Joint
Venture. Please revise your presentation in future filings to clarify how these measures are
calculated and comply with footnote 27 of Rule 33-8176 which requires a
reconciliation of each non-GAAP financial measure used in the calculation and presentation of the
ratio as calculated using the most directly comparable GAAP financial measure.
 Harold W. Andrews, Jr.
Sabra Health Care REIT, Inc.
July 1, 2021
Page 2
2. Please tell us, and enhance future filings to describe the nature of the COVID-19 pandemic expenses and grant income and how you were able to determine they are incremental to your normal operations and nonrecurring. Refer to CF Disclosure
         Guidance: Topic No. 9.
Exhibit 99.3
Cash NOI by Facility Type, page 6

3. Please describe and disclose in further detail the annualizing adjustments made to same store cash NOI.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeffrey Lewis at (202) 551-6216 or Kristi Marrone at
(202) 551-3429
with any questions.



FirstName LastNameHarold W. Andrews, Jr.                      Sincerely,
Comapany NameSabra Health Care REIT, Inc.
                                                              Division of
Corporation Finance
July 1, 2021 Page 2                                           Office of Real
Estate & Construction
FirstName LastName